Mail Stop 4561

April 17, 2009

Mr. Ray Vuono
Chief Executive Officer and President
MedLink International Inc.
11 Oval Drive, Suite 200B
Islandia, NY 11749

> **Re: MedLink International Inc.**
> **Form 10-KSB For the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-K/A For the Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2009**
> **File No. 001-31771**

Dear Mr. Vuono:

We note that on April 16, 2009 you filed an amendment to the above referenced Form 10-KSB on Form 10-K/A. Our understanding is that you have filed this amendment in response to our comment letter dated July 22, 2008, however, you do not appear to have responded to our comments themselves. Please submit your response to our comments as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-7370 if you have questions regarding these comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant